Item 7
 BlackRock Advisors, LLC
 Aperio Group, LLC
 BlackRock Investment Management (UK) Limited
 BlackRock Asset Management Canada Limited
 BlackRock Fund Advisors
 BlackRock Financial Management, Inc.
 BlackRock Japan Co., Ltd.
 BlackRock Investment Management, LLC



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.